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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                        -----------------------------
                                 SCHEDULE TO
                TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE MILLS CORPORATION
                 (NAME OF SUBJECT COMPANY AND PERSON FILING)

                      OPTIONS TO PURCHASE COMMON STOCK,
     PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE PRICE OF $23.50 OR MORE
                        (TITLE OF CLASS OF SECURITIES)

                                  601148109
                    (CUSIP Number of Class of Securities)

                              LAURENCE C. SIEGEL
              CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                       1300 WILSON BOULEVARD, SUITE 400
                          ARLINGTON, VIRGINIA 22209
                                (703) 526-5000
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                       THE PERSON(s) FILING STATEMENT)

                               With a copy to:
                         J. WARREN GORRELL, JR., ESQ.
                              ALAN L. DYE, ESQ.
                            HOGAN & HARTSON L.L.P.
                         555 THIRTEENTH STREET, N.W.
                         WASHINGTON, D.C. 20004-1109
                                (202) 637-5600

                          CALCULATION OF FILING FEE

       Transaction Valuation*                       Amount of Filing Fee
-------------------------------------------------------------------------------
       $4,326,964.54                                      $865.40

*Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder. This amount assumes the purchase of all options for which this offer is being made.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable.  Filing party:     Not applicable.
Form of registration No.:  Not applicable.  Date filed:       Not applicable.

[]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.
[ ] amendment to Schedule 13D under Rule 13d-2.

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Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]


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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in "Summary Term Sheet" in the Offer to Purchase (as defined below) is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is The Mills Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209. The information set forth under "Certain Information About Us" in Section 9 of the Offer to Purchase is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO (this "Schedule") relates to an offer by the Company to purchase from its employees all outstanding options to purchase shares of its common stock, par value $.01 per share, having an exercise price of $23.50 or more (the "Options") for shares of Restricted Stock, as defined in the Offer to Purchase, and in the amount set forth on Attachment A to the Offer to Purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Acceptance for Purchase of Options and Payment of Purchase Price" and "Source and Amount of Consideration; Terms of Restricted Stock Award" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Price Range of the Common Stock" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "Summary Term Sheet," "Introduction," "Number of Options; Expiration Date," "Procedure for Tendering Options," "Withdrawal Rights," "Acceptance for Purchase of Options and Payment of Purchase Price," "Certain Conditions of the Offer," "Source and Amount of Consideration; Terms of Restricted Stock Award," "Status of Options Acquired by Us in the Offer," "Federal Income Tax Consequences," "Certain Legal Matters; Regulatory Approvals" and "Extension of Offer; Termination; Amendment" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (e) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Acceptance for Purchase of Options and Payment of Purchase Price" and "Status of Options Acquired by Us in the Offer" in the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "Purpose of the Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in "Source and Amount of Consideration; Terms of Restricted Stock Award" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

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         (b) The information set forth in "Certain Conditions of the Offer" in the Offer to Purchase is incorporated herein by reference.

         (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)  Not applicable.

         (b) The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in "Certain Information About Us" and "Additional Information" in the Offer to Purchase, and pages F-1 to F-21 of the Annual Report on Form 10-K for the year ended December 31, 1999 and pages 3-15 of the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 is incorporated herein by reference

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in "Certain Legal Matters; Regulatory Approvals" and "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Purchase is incorporated herein by reference.

         (b)  Not applicable.

ITEM 12. EXHIBITS.

         (a) (1)  Offer to Purchase, dated November 17, 2000.

             (2)  Form of Letter of Transmittal.

             (3)  Form of Letter to Holders.

             (4) The Mills Corporation Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference.

             (5) The Mills Corporation Quarterly Report on Form 10-Q for the
                 quarter ended September 30, 2000, incorporated herein by reference.

         (d) (1.1) Form of The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan, incorporated by reference to Exhibit 99.1 to The Mills Corporation Registration Statement on Form S-8 (333-81863) dated June 29, 1999.

              (1.2) Form of The Mills Corporation 1999 Stock Option Plan, incorporated by reference to Exhibit No. 99.3 to The Mills Corporation Registration Statement on Form S-8 (333-81865) dated June 29, 1999.

              (2.1) Form of Restricted Stock Award Agreement for Awards Pursuant to The Mills Corporation 1994 Amended and Restated Executive Equity Incentive Plan.

              (2.2) Form of Restricted Stock Award Agreement for Awards pursuant to The Mills Corporation 1999 Stock Option Plan.

         (b), (g) and (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a)  Not applicable.


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                                  SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                               THE MILLS CORPORATION



                                               By: /s/ Kenneth R. Parent

                                                  ------------------------------
                                                  Kenneth R. Parent
                                                  Executive Vice President

Dated:  November 17, 2000







                              INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------

  A1      -     Offer to Purchase, dated November 17, 2000.

  A2      -     Form of Letter of Transmittal.

  A3      -     Form of Letter to Holders.

  A4      -     The Mills Corporation Annual Report on Form 10-K for the year ended December 31, 1999, incorporated herein by reference.

  A5      -     The Mills Corporation Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2000, incorporated herein by
                reference.

  D1.1    -     Form of The Mills Corporation 1994 Amended and Restated
                Executive Equity Incentive Plan, incorporated by reference to
                Exhibit 99.1 to The Mills Corporation Registration Statement
                on Form S-8 (333-81863) dated June 29, 1999.

  D1.2    -     Form of The Mills Corporation 1999 Stock Option Plan,
                incorporated by reference to Exhibit No. 99.3 to The Mills
                Corporation Registration Statement on Form S-8 (333-81865)
                dated June 29, 1999.

  D2.1 Form of Restricted Stock Award Agreement for Awards Pursuant to The Mills Corporation 1994 Amended and Restated Executive
                Equity Incentive Plan.

  D2.2 Form of Restricted Stock Award Agreement for Awards pursuant to The Mills Corporation 1999 Stock Option Plan.